Exhibit 21

SUBSIDIARIES OF REGISTRANT

Name	State of Incorporation

DSS Administrative Group, Inc.	(New York)
Plastic Printing Professionals, Inc.	(New York)
Secuprint Inc.	(New York)
Premier Packaging Corporation	(New York)
ExtraDev, Inc.	(New York)
DSSIP, Inc.	(Delaware)